SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Anacor Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

032420101

(CUSIP number)

Jeffrey I. Martin, Esq.

152 West 57th Street, 23rd Floor

New York, NY 10019

(212) 751-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)

(Page 1 of 17 Pages)

CUSIP No. 032420101	13D	Page 2 of 17 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures IV QP LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,621,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,621,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,621,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9% (3)
14.	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13D is filed by Rho Ventures IV QP LP (“RV QP”), Rho Ventures IV LP (“RV IV”), Rho Ventures IV GmbH & Co Beteiligungs KG (“RV KG”), Rho Ventures IV Holdings LLC (“RV IV Holdings”), Rho Capital Partners Verwaltungs GmbH (“RCP GmbH”) and Rho Management Ventures IV L.L.C. (“RMV,” together with RV QP, RV IV, RV KG, RV IV Holdings and RCP GmbH, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.

CUSIP No. 032420101	13D	Page 3 of 17 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures IV LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,621,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,621,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,621,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9% (3)
14.	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.

CUSIP No. 032420101	13D	Page 4 of 17 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures IV GmbH & Co Beteiligungs KG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,621,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,621,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,621,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.

CUSIP No. 032420101	13D	Page 5 of 17 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures IV Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,621,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,621,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,621,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.

CUSIP No. 032420101	13D	Page 6 of 17 pages

1.	NAMES OF REPORTING PERSONS Rho Capital Partners Verwaltungs GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,621,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,621,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,621,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.

CUSIP No. 032420101	13D	Page 7 of 17 pages

1.	NAMES OF REPORTING PERSONS Rho Management Ventures IV L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,621,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,621,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,621,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9% (3)
14.	TYPE OF REPORTING PERSON OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.

CUSIP No. 032420101	13D	Page 8 of 17 pages

1.	NAMES OF REPORTING PERSONS Mark Leschly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,000
	8.	SHARED VOTING POWER 5,621,423 (2)
	9.	SOLE DISPOSITIVE POWER 30,000
	10.	SHARED DISPOSITIVE POWER 5,621,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,651,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.0% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.

CUSIP No. 032420101	13D	Page 9 of 17 pages

1.	NAMES OF REPORTING PERSONS Habib Kairouz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,621,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,621,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,621,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.

CUSIP No. 032420101	13D	Page 10 of 17 pages

1.	NAMES OF REPORTING PERSONS Joshua Ruch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,621,423 (2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,621,423 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,621,423 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.

CUSIP No. 032420101	13D	Page 11 of 17 pages

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed on December 10, 2010, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed on October 25, 2011, by the Reporting Persons (the “Schedule 13D”), with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Anacor Pharmaceuticals Inc. (the “Issuer”). This Amendment No. 2 is being filed to amend or supplement Items 5, 6 and 7 of the Schedule 13D. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
RV IV Holdings	1,533,600	0	5,621,423	0	5,621,423	5,621,423	17.9%
RV IV	703,859	0	5,621,423	0	5,621,423	5,621,423	17.9%
RV QP	1,657,064	0	5,621,423	0	5,621,423	5,621,423	17.9%
RV KG	1,726,900	0	5,621,423	0	5,621,423	5,621,423	17.9%
RCP GmbH	0	0	5,621,423	0	5,621,423	5,621,423	17.9%
RMV	0	0	5,621,423	0	5,621,423	5,621,423	17.9%
Leschly (3)	30,000	30,000	5,621,423	30,000	5,621,423	5,651,423	18.0%
Kairouz	0	0	5,621,423	0	5,621,423	5,621,423	17.9%
Ruch	0	0	5,621,423	0	5,621,423	5,621,423	17.9%

(1)	Leschly, Kairouz and Ruch serve as managing members of RMV, managing directors of RCP GmbH and managing partners of RCP. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly. Leschly, Kairouz and Ruch have voting and investment control over the shares owned by RV IV Holdings, RV IV, RV QP and RV KG, and may be deemed to beneficially own the shares held by RV IV Holdings, RV IV, RV QP and RV KG.
(2)	This percentage is calculated based upon 31,442,158 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission on February 9, 2012.
(3)	On March 31, 2011, Leschly was granted an option for 30,000 shares of common stock. 10,000 of the shares subject to the option vest and become exercisable on each of January 1, 2012, January 1, 2013 and January 1, 2014. On May 25, 2011, Leschly was granted an option for 24,000 shares of common stock. One twelfth of the shares subject to the option vests and become exercisable on each monthly anniversary of the grant date.

The information provided in Item 3 is hereby incorporated by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

RV IV Holdings, RV IV, RV QP, RV KG and Leschly, along with all of the Issuer’s officers and directors and certain of the Issuer’s significant stockholders, have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common

CUSIP No. 032420101	13D	Page 12 of 17 pages

Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Canaccord Genuity Inc. for a period of 90 days after February 9, 2012 (such period, the “Lock-up Period”).

In the event that either (1) during the last 17 days of the Lock-up Period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the Lock-up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in either case the expiration of the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Canaccord Genuity Inc. waives, in writing, such an extension. The foregoing description of the terms of the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the form of Lock-Up Agreement attached hereto as Exhibit 1.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Form of Lock-up Agreement

CUSIP No. 032420101	13D	Page 13 of 17 pages

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2012

RHO VENTURES IV QP LP RHO VENTURES IV LP
By	its General Partner, Rho Management Ventures IV L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO MANAGEMENT VENTURES IV L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO VENTURES IV GMBH & CO BETEILIGUNGS KG
By	its General Partner, Rho Capital Partners Verwaltungs GmbH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS VERWALTUNGS GMBH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO VENTURES IV HOLDINGS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

/s/ Jeffrey I. Martin
Jeffrey I. Martin, as Authorized Signer, on behalf of Mark Leschly

/s/ Jeffrey I. Martin
Jeffrey I. Martin, as Authorized Signer, on behalf of Habib Kairouz

/s/ Jeffrey I. Martin
Jeffrey I. Martin, as Authorized Signer, on behalf of Joshua Ruch

CUSIP No. 032420101	13D	Page 14 of 17 pages

EXHIBIT INDEX

Exhibit 1:	Form of Lock-up Agreement.

CUSIP No. 032420101	13D	Page 15 of 17 pages

Exhibit 1

Form of Lock-Up Agreement

ANACOR PHARMACEUTICALS, INC.

February 8, 2012

Anacor Pharmaceuticals, Inc.

1020 East Meadow Circle

Palo Alto, CA 94303

Canaccord Genuity Inc.

99 High Street, 12th Floor

Boston, MA 02110

Re: Anacor Pharmaceuticals, Inc. - Lock-Up Agreement

Ladies and Gentlemen:

In order to induce Canaccord Genuity Inc. (the “Underwriter”) to enter into a certain underwriting agreement (the “Underwriting Agreement”) with Anacor Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with respect to the public offering (the “Offering”) of shares of the Company’s Common Stock, par value $0.001 per share (“Common Stock”), the undersigned hereby agrees that during the period from the date hereof until ninety (90) days from the date of the filing of the final prospectus relating to the Offering (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Underwriter, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or any such securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as the same may be amended or supplemented from time to time (such shares or securities, the “Beneficially Owned Shares”)), (ii) enter into any swap, hedge or other agreement or arrangement that transfers in whole or in part, the economic risk of ownership of any Beneficially Owned Shares, Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, or (iii) engage in any short selling of any Beneficially Owned Shares, Common Stock or securities convertible into or exercisable or exchangeable for Common Stock.

If (i) the Company issues an earnings release or material news or a material event relating to the Company occurs during the last seventeen (17) days of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Notwithstanding the foregoing, the undersigned may sell or otherwise transfer shares of Common Stock or Beneficially Owned Shares (i) as a bona fide gift or gifts or pledge, provided that the undersigned provides prior written notice of such gift or gifts or pledge to the Underwriter and the donee or donees or pledgee or pledgees (as the case may be) thereof agree to be bound by the restrictions set forth herein, (ii) either during the undersigned’s lifetime or on death by will or intestacy to the undersigned’s immediate family or to a trust, the beneficiaries of which are exclusively the undersigned and a member or members of

CUSIP No. 032420101	13D	Page 16 of 17 pages

the undersigned’s immediate family, provided that the transferee thereof agrees to be bound by the restrictions set forth herein, (iii) pursuant to any 10b-5(1) trading plans or other agreement set forth in an attachment hereto in effect as of the date of the date of the Offering, (iv) with the prior written consent of the Underwriter in its sole and absolute discretion, (v) in connection with the exercise of any equity award granted to the undersigned that expires or is otherwise required to be exercised during the Lock-Up Period, or (vi) to the Company to discharge tax withholding obligations resulting from the vesting of equity awards. In addition, if the undersigned is a partnership, limited liability company, trust, corporation or similar entity, it may distribute the Common Stock or Beneficially Owned Shares to its partners, members or stockholders; provided, however, that in each such case, prior to any such transfer, each transferee shall execute a duplicate form of this letter agreement or execute an agreement, reasonably satisfactory to the Underwriter, pursuant to which each transferee shall agree to receive and hold such Common Stock or Beneficially Owned Shares subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. For the purposes of this paragraph, “immediate family” shall mean spouse, domestic partner, lineal descendant (including adopted children), father, mother, brother or sister of the transferor, as well as any non-profit organization or charitable organization.

In addition, the undersigned hereby waives, from the date hereof until the expiration of the Lock-Up Period, any and all rights, if any, to request or demand registration pursuant to the Securities Act of 1933, as amended, of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock that are registered in the name of the undersigned or that are Beneficially Owned Shares. In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Common Stock with respect to any shares of Common Stock, securities convertible into or exercisable or exchangeable for Common Stock or Beneficially Owned Shares owned by the undersigned.

If the Underwriting Agreement has not been entered into by February 15, 2012, the Lock-Up Period shall immediately expire and this letter agreement shall terminate and be of no further force or effect.

[Remainder of page intentionally blank]

CUSIP No. 032420101	13D	Page 17 of 17 pages

The undersigned understands that the Company and the Underwriter are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is, subject to its terms, irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Very truly yours,

Signature

Print Name

Title